

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

September 22, 2025

Dennis G. Shaffer
Chief Executive Officer
Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870

> **Re: Civista Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 10, 2025**
> **File No. 333-290157**

Dear Dennis G. Shaffer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anthony D. Weis, Esq.